Exhibit 12(f)

System Energy Resources, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Fixed Charges

	Twelve Months Ended
	December 31,					March 31,
	2011	2012	2013	2014	2015	2016

Fixed charges, as defined:
Total Interest	$48,117	$45,214	$38,173	$58,384	$45,532	$42,071
Interest applicable to rentals	684	655	974	799	1,091	687

Total fixed charges, as defined	$48,801	$45,869	$39,147	$59,183	$46,623	$42,758

Earnings as defined:
Net Income	$64,197	$111,866	$113,664	$96,334	$111,318	$111,743
Add:
Provision for income taxes:
Total	74,953	77,115	68,853	83,310	53,077	56,323
Fixed charges as above	48,801	45,869	39,147	59,183	46,623	42,758

Total earnings, as defined	$187,951	$234,850	$221,664	$238,827	$211,018	$210,824

Ratio of earnings to fixed charges, as defined	3.85	5.12	5.66	4.04	4.53	4.93